40-33

AIM INVESTMENTS

PO Box 4333
Houston, TX 77210-4333
11 Greenway Plaza, Suite 100
Houston, TX 77046-1173
713 626 1919

A I M Advisors, Inc.

811-5424
Branch 18

SEC MAIL PROCESSING
RECEIVED
JUN 13 2006
WASH, D.C.
209
SECTION

June 9, 2006

06041813

VIA CERTIFIED MAIL/RRR

Securities and Exchange Commission
450 Fifth Street
Washington, D.C. 20549

Re: Filing Pursuant to Section 33 of the Investment Company Act of 1940 by INVESCO Funds Group, Inc., INVESCO Institutional, Inc., INVESCO Distributors, Inc., A I M Advisors, Inc. (1940 Act Registration No. 801-12313), and A I M Distributors, Inc. (1933 Act Registration No. 8-21323)

Ladies and Gentlemen:

Pursuant to Section 33 of the Investment Company Act of 1940, we hereby file on behalf of INVESCO Funds Group, Inc., INVESCO Institutional, Inc., INVESCO Distributors, Inc., A I M Advisors, Inc., an investment adviser, and A I M Distributors, Inc., a distributor, a copy of **Memorandum and Order** in *Marvin Hunt,, et al. v. INVESCO Funds Group, Inc., et al, Jeffrey S. Thomas, et al. v. A I M Advisors, Inc., et al.*

Sincerely,

Stephen R. Rimes
Assistant General Counsel

PROCESSED
JUL 19 2006
B
THOMSON
FINANCIAL

Enclosures

cc: Mr. Robert B. Pike, SEC – Fort Worth
Mr. James H. Perry, SEC – Fort Worth

S:\srr\Litigation\Berdat, et al. v INVESCO and AIM\Corr\L-060906SEC.doc
060906 (1) vtt

UNITED STATES DISTRICT COURT
SOUTHERN DISTRICT OF TEXAS
HOUSTON DIVISION

MARVIN HUNT, *et al*,	§	
	§	
Plaintiffs,	§	
v.	§	**CIVIL ACTION NO. H-04-02555**
	§	
INVESCO FUNDS GROUP, INC, *et al*,	§	
	§	
Defendants.	§	

MEMORANDUM AND ORDER

Pending before the Court are Defendants' Motion to Dismiss (Docket # 128) and Plaintiffs' Motion to Compel Production of Documents and Rule 30(b)(6) Deposition (Docket # 118). For the following reasons, Defendants' motion is **DENIED**, and Plaintiffs' motion is **GRANTED IN PART**.

I. BACKGROUND

This case involves Plaintiffs' derivative claims under section 36(b) of the Investment Company Act of 1940 ("the ICA"). Plaintiffs are security holders in eight different mutual funds, including the AIM Balanced Fund (now known as the AIM Basic Balanced Fund), AIM Basic Value Fund, AIM Charter Fund, AIM Constellation Fund, AIM Large Cap Growth Fund, AIM Mid Cap Core Equity Fund, AIM Premier Equity Fund, and AIM Weingarten Fund. Defendants sell, advise, and manage the funds as part of a fund complex. Plaintiffs claim that Defendants breached their fiduciary duties owed to Plaintiffs and other security holders of the funds, by charging excessive advisory and distribution fees, and by receiving excess profits attributable to economies of scale.

Following the consolidation of Plaintiffs' claims into the instant suit, Defendants filed a motion for judgment pursuant to Federal Rule of Civil Procedure 12(c), contending that

Plaintiffs' complaints failed to make specific, factual allegations with respect to any particular fund. The Court subsequently permitted Plaintiffs to replead their claims, in order to particularize their allegations of excessive fees as to each individual fund, and Plaintiffs filed their Second Amended Consolidated Complaint. Defendants have now moved to dismiss Plaintiffs' Second Amended Consolidated Complaint, arguing that this complaint similarly fails to allege sufficient facts specific to each fund, and that those allegations which do reference specific funds are based on false premises or other errors. Plaintiffs have filed a motion to compel and seek to proceed with discovery.

On February 1, 2006, the Judicial Panel on Multidistrict Litigation entered an order conditionally transferring this case, along with others, to the United States District Court for the District of Maryland for consolidated proceedings. Plaintiffs filed an opposition to the transfer, and the matter was to be heard by the Judicial Panel on May 25, 2006. At hearings before this Court on February 6, 2006 and April 25, 2006, all parties urged the Court to consider the currently pending motions, despite the possibility of transfer by the Panel. Given the parties' urging, and bearing in mind the age of this case, which was initiated over two years ago, the Court will take up each motion in turn.

II. MOTION TO DISMISS

A. Failure to State a Claim

A court may dismiss a complaint for "failure to state a claim upon which relief can be granted." FED. R. CIV. P. 12(b)(6). A district court will dismiss a claim under Federal Rule of Civil Procedure 12(b)(6) only if "it appears certain that the plaintiff cannot prove any set of facts in support of his claim that would entitle him to relief." *Leffall v. Dallas Indep. Sch. Dist.*, 28 F.3d 521, 524 (5th Cir. 1994); *see also Jones v. Greninger*, 188 F.3d 322, 324 (5th Cir. 1999)

("[T]he court should not dismiss the claim unless the plaintiff would not be entitled to relief under any set of facts or any possible theory that he could prove consistent with the allegations in the complaint."). When considering a Rule 12(b)(6) motion to dismiss, a court must "accept the complaint's well-pleaded facts as true and view them in the light most favorable to the plaintiff." *Johnson v. Johnson*, 385 F.3d 503, 529 (5th Cir. 2004). In the Fifth Circuit, a motion for judgment pursuant to Rule 12(c) is reviewed under the same standard as a motion to dismiss under Rule 12(b)(6). *Great Plains Trust Co. v. Morgan Stanley Dean Witter & Co.*, 313 F.3d 305, 313 n.8 (5th Cir. 2002) ("Rule 12(b)(6) decisions appropriately guide the application of Rule 12(c) because the standards for deciding motions under both rules are the same.").[1]

B. Specificity of Plaintiffs' Claims

Section 36(b) of the ICA imposes a fiduciary duty on mutual fund investment advisers and managers with respect to their receipt of compensation for services:

> The investment adviser of a registered investment company shall be deemed to have a fiduciary duty with respect to the receipt of compensation for services, or of payments of a material nature, paid by such registered investment company, or by the security holders thereof, to such investment adviser or any affiliated person of such investment adviser.

15 U.S.C. § 80a-35(b). A security holder of a mutual fund may bring a civil action on behalf of the fund against its investment adviser, for the breach of this fiduciary duty. § 80a-35(b).

An investment adviser or manager breaches its fiduciary duty under section 36(b) if it charges a fee that is "so disproportionately large that it bears no reasonable relationship to the services rendered and could not have been the product of arm's-length bargaining." *Gartenberg v. Merrill Lynch Asset Mgmt., Inc.*, 694 F.2d 923, 928 (2d Cir. 1982); *see also Migdal v. Rowe*

[1] Defendants' Motion to Dismiss Plaintiffs' Second Amended Consolidated Complaint does not specify whether it is brought pursuant to Federal Rule of Civil Procedure 12(b)(6) or Rule 12(c), though it incorporates Defendants' previous motion for judgment pursuant to Rule 12(c). At the February 6, 2006 hearing, Defendants asserted that they crafted their current motion to dismiss pursuant to Rule 12(b)(6). In either case, the Court's standard of review is the same.

Price-Fleming Int'l, Inc., 248 F.3d 321, 326 (4th Cir. 2001). Factors relevant in applying this standard include: (1) the nature and quality of the services provided to fund shareholders; (2) the profitability of the fund to the adviser or manager; (3) fall-out benefits; (4) the extent to which the adviser or manager realizes economies of scale as the fund grows larger; (5) comparative fee structures; and (6) the independence and conscientiousness of the trustees. *Gartenberg*, 694 F.2d at 929-32; *Krinsk v. Fund Asset Mgmt., Inc.*, 875 F.2d 404, 409 (2d Cir. 1989).

While Plaintiffs' Second Amended Consolidated Complaint contains many of the same general allegations as did Plaintiffs' original complaints, which are applicable to all of the funds advised by Defendants as a group, Plaintiffs' new complaint also contains allegations specific to each of the eight funds at issue in this case. These fund-specific allegations, which the Court must accept as true, are sufficient to allege a disproportionality between the fees that Defendants charged each of the funds at issue and the services that Defendants provided to the funds.

First, Plaintiffs set forth the amounts and various types of fees charged by Defendants for the eight funds at issue. Plaintiffs identify the advisory fees charged for each fund, including the annual fee rate based on average daily net assets, and the total dollar amounts charged for each fund for the fiscal years 2003 and 2004. Pls.' Second Am. Consolidated Compl. ("SACC") ¶¶ 50-51. Plaintiffs further identify the total administrative fees charged for each fund for 2004, as well as the distribution fees charged for 2004 for marketing, selling, and distributing fund shares to new shareholders in accordance with Rule 12b-1, 17 C.F.R. § 270.12b-1. SACC ¶¶ 55-57, 65.

Plaintiffs initially set out the nature and quality of Defendants' advisory services in general terms, alleging that Defendants buy and sell, at their discretion, stocks, bonds, and other securities for the funds. SACC ¶ 82. Plaintiffs also allege that the nature of Defendants' services has "remained unchanged despite dramatic growth in the assets of the [f]unds and advisory revenues." SACC ¶ 83. Although these claims fail to relate specifically to any of the funds at issue here, Plaintiffs go on to conduct a fund-by-fund analysis, in which they link the fees charged to the services provided to each of the eight funds, by comparing the rise or fall in fees charged to the rise or fall in fund assets. SACC ¶ 105. For the AIM Balanced Fund, for example, Plaintiffs allege that, while assets declined by 20 percent from 1998 through 2004, advisory fees rose by nearly 20 percent, administrative fees increased five-fold, and distribution fees and transfer agent fees more than doubled. SACC ¶ 105. For the AIM Basic Value Fund, assets allegedly increased from 2000 to 2004, yet advisory fees increased twice as fast. SACC ¶ 105. Although the AIM Constellation Fund allegedly saw a drop in assets of 43 percent between 1996 and 2004, advisory fees declined by only 22 percent. Plaintiffs' analyses of the other five funds follow similar patterns, with fees increasing faster than assets, or in spite of declining assets; or with fees decreasing only modestly, despite substantial declines in fund assets.

Furthermore, Plaintiffs allege that economies of scale exist with respect to the mutual funds advised and managed by Defendants, the benefits of which have been enjoyed by Defendants instead of being passed down to Plaintiffs in the form of lower fees. SACC ¶¶ 79-80. Economies of scale are created when the assets under management by an investment adviser increase more quickly than the manager's cost of advising and managing those assets. SACC ¶ 72. Plaintiffs' allegations of changes in fund assets versus changes in fees charged tend to demonstrate a disproportionality between the advisory and other services provided by Defendants and the fees charged for the funds at issue here. *See Gartenberg*, 694 F.2d at 930 (holding that "the extent to which the adviser-manager realizes economies of scale as the fund grows larger" is a factor in determining whether a fee is so excessive as to constitute a breach of fiduciary duty); *In re Eaton Vance Mut. Funds Fee Litig.*, 403 F. Supp. 2d 310, 315 (S.D.N.Y.

2005) ("[T]he plaintiffs argue that because fees remained constant while the assets of the fund grew, the plaintiffs did not benefit from economies of scale . . . the failure to pass on benefits of economies of scale is a factor to be considered in determining whether fees are excessive under § 36(b).").

In addition to their fund-specific analyses of assets and fees, and their allegations relating to economies of scale, Plaintiffs compare the advisory fees Defendants charge for each of the eight funds at issue in this case with fees charged for equivalent advisory services. First, Plaintiffs compare the advisory fees charged for each of the eight funds to those charged for Defendants' pension portfolio advisory services. SACC ¶ 90. Plaintiffs then compare the fees charged by Defendants for advising the eight funds to average advisory fees charged for peer mutual funds, with a similar comparison for administrative fees. SACC ¶¶ 95-96. Likewise, Plaintiffs set forth a comparison of the combined portfolio management and administrative fees charged for the eight funds to the average combined management and administrative fees charged for peer mutual funds. SACC ¶ 102. In each case, fees charged for the eight funds at issue here are higher than those charged for other services or funds.[2]

Plaintiffs also allege several examples of lower fees charged by Defendants for advising other funds. SACC ¶¶ 91-93. According to Plaintiffs' allegations, the investment advisory services that Defendants provide to other clients (such as institutional clients) are identical to those that Defendants provide to the eight funds at issue here and entail identical costs. SACC ¶ 52. This Court agrees with other district courts that have found such allegations, that investment

[2] Plaintiffs derive their figures for the average fees charged for pension services and for services to peer mutual funds from Morningstar, Inc., which provides independent investment research. Plaintiffs' Second Amended Consolidated Complaint also provides Morningstar's fee-based ratings for each of the funds at issue in this case. According to Plaintiffs, Morningstar ranked the AIM Basic Value Fund, AIM Charter Fund, and AIM Large Cap Growth Fund as very poor; the AIM Premier Equity Fund as poor; and the AIM Balanced Fund, AIM Constellation Fund, and AIM Weingarten Fund as fair. SACC ¶ 48.

managers charge fund shareholders higher fees than other clients for equivalent advisory services, to be indicative of a disproportionate relationship between fees and services. *See, e.g.*, *Strigliabotti v. Franklin Res., Inc.*, 2005 WL 645529, *3 (N.D. Cal. 2005) (finding that the plaintiffs had stated a claim under section 36(b) by alleging, among other things, that the defendants had charged higher fees to fund shareholders than to other clients).

Plaintiffs also set forth allegations relating to the Board of Trustees, which oversees and monitors the eight funds at issue in this case, as well as other funds included in the fund complex advised and managed by Defendants. SACC ¶¶ 116, 123. Because Defendants allegedly utilize a common Board, Plaintiffs' allegations, which relate to the Board in general, should also apply with particularity to each of the eight funds. Plaintiffs claim that Defendants failed to provide the trustees with sufficient information regarding Defendants' fees and other compensation to allow the trustees to fulfill their obligations as "watchdogs" for the funds. SACC ¶¶ 118, 128. Plaintiffs further allege that the trustees were dominated and unduly influenced by Defendants in reviewing the fees charged to the funds, and that the trustees failed to exercise care and conscientiousness in their review of the fees. SACC ¶¶ 116, 118, 131. Plaintiffs allege, for example, that the Board failed to adopt the funds' distribution plans in accordance with the applicable rules and failed to find that the distribution plans or fees would benefit the shareholders by generating savings from economies of scale. SACC ¶ 122. Such a failure of the trustees to receive full information and act conscientiously may be indicative of a breach of fiduciary duty under section 36(b). *See Gartenberg*, 694 F.2d at 930 ("[T]he expertise of the independent trustees of a fund, whether they are fully informed about all facts bearing on the adviser-manager's service and fee, and the extent of care and conscientiousness with which they perform their duties are important factors to be considered. . . .").

Finally, Plaintiffs make a number of allegations in their Second Amended Consolidated Complaint that are directed at the funds advised by Defendants generally. While not contributing directly to Plaintiffs' fund-specific claims, these more general allegations strengthen Plaintiffs' showing of a disproportionate relationship between the fees Defendants charged to the funds that they advised and the services Defendants provided to the funds. Plaintiffs allege, for example, that the funds are enormously profitable to Defendants, given Morningstar's finding that, from 1989 through 2004, assets under Defendants' management increased by twenty times, while fees increased by fifty percent. SACC ¶ 109. Similarly, Plaintiffs allege that Defendants receive fall-out benefits from advising and managing the funds, including "soft dollar" credits from broker-dealers in exchange for routing the funds' securities transaction orders to paying firms, as well as compensation from loaning out the funds' securities. SACC ¶¶ 110-12. The profitability of funds to their adviser-managers and the fall-out benefits reaped by the advisers are relevant in determining whether the advisers have breached their fiduciary duties under section 36(b). *See, e.g.*, *Krinsk*, 875 F.2d at 409.

Plaintiffs' Second Amended Consolidated Complaint at times lacks detailed information in support of Plaintiffs' claims. For example, Plaintiffs have offered little specific information about the trustees' lack of information and conscientiousness, or about the profitability of the funds and fall-out benefits recognized by Defendants. Plaintiffs point out that such information is unavailable to the public and unobtainable by Plaintiffs without discovery. Even without this additional information, however, the Court finds that the various allegations just discussed are sufficiently specific to set forth a claim that Defendants charged fees, for each of the eight funds at issue in this case, that were so disproportionately large as to bear no reasonable relationship to the services rendered to the funds.

C. Errors in the New Complaint

In addition to their contention that Plaintiffs' Second Amended Consolidated Complaint lacks the requisite specificity for each of eight funds at issue, which this Court rejects, Defendants assert that the new complaint is based upon demonstrably false and contradictory premises, which cannot sustain Plaintiffs' claims. As with all Rule 12(b)(6) motions to dismiss, the Court must accept well-pleaded facts as true and view them in the light most favorable to Plaintiffs. *Johnson*, 385 F.3d at 529. Defendants correctly point out, however, that the Court "need not accept as true 'conclusory' allegations or allegations of inferences that are contradicted by the facts pleaded or set out in the exhibits attached to or incorporated in the pleading." *United States ex rel. Wilkins v. N. Am. Constr. Corp.*, 173 F. Supp. 2d 601, 617 (S.D. Tex. 2001) (citing *Blackburn v. City of Marshall*, 42 F.3d 925, 931 (5th Cir. 1995)).

Defendants first assert that Plaintiffs erroneously base their comparisons of fees to assets on the funds' assets at year end, rather than comparing fees to average daily net assets over the entire period. Defendants contend that, throughout the entire mutual fund industry, fees are calculated based upon average daily net assets, and that Plaintiffs acknowledge this very fact in their Second Amended Consolidated Complaint, making their allegations contradictory. SACC ¶ 50 ("AIM receives a monthly fee from each [f]und based on the average daily net assets of each [f]und."). According to Defendants, using the correct measure of assets – one based on average daily net assets – shows that fees charged for the eight funds at issue were not as disproportionate to the funds' assets as Plaintiffs have alleged.

Contrary to Defendants' contention, Plaintiffs' reference both to average daily net assets and to assets at year end does not render their complaint contradictory. Paragraph 50 does not imply that assets *should* be calculated based on average daily net assets, or that this is the appropriate measure of assets with respect to comparing the fees and assets for each fund. Instead, paragraph 50 simply states that Defendants' advisory fees are based on average daily net assets. This does not contradict or nullify Plaintiffs' use of a different measure of assets for comparative purposes. While Defendants may later attack Plaintiffs' measure of assets at year end as incorrect, Plaintiffs' allegations using this measure are well-plead, and the Court must, in deciding Defendants' motion to dismiss, accept them as true. Moreover, even using Defendants' measure based on average daily net assets, a comparison of assets to fees charged for each fund still reveals a significant disproportionality. Regardless of the correctness of Plaintiffs' calculation of the funds' assets, Plaintiffs have sufficiently stated a claim for breach of fiduciary duty based on an assessment of fees that are disproportionate to services rendered.

Next, Defendants argue that Plaintiffs have made a "$7 billion-dollar error," in their calculation of net assets for the eight funds. Defendants assert that Plaintiffs calculate net assets using a figure of approximately $7 *million* in 2004 year-end assets for the AIM Basic Value Fund, rather than $7 *billion*. SACC ¶ 104 and Ex. 8. As Defendants correctly point out, Plaintiffs later allege that the 2004 year-end assets for the AIM Basic Value Fund totaled $7.2 billion. SACC ¶ 105. Plaintiffs acknowledge this error in their response to Defendants' motion. Since the parties agree that Plaintiffs used an incorrect figure in their calculation of aggregate assets, the Court need not assume these particular figures and allegations to be true. Disregarding these particular allegations, however, does not render Plaintiffs' Second Amended Consolidated Complaint so deficient as to warrant dismissal. Rather, Plaintiffs have set out various allegations, which taken together, tend to show a disproportionality between the fees charged and the services rendered to the funds at issue.

Defendants also challenge the time period covered by Plaintiffs' allegations as too broad, urging that the relevant period for assessing the legal sufficiency of allegations of excessive fees is one year prior to the filing of Plaintiffs' original complaints. Defendants are correct that section 36(b) provides for damages incurred only during the one year prior to filing suit. 15 U.S.C. § 80a-35(b)(3) ("No award of damages shall be recoverable for any period prior to one year before the action was instituted."). This not mean, however, that allegations based upon broader time periods, including time before or after the one year before the suit was filed, are irrelevant to an alleged breach of fiduciary duty.[3] Rather, a more expansive history of increasing assets would seem to be relevant to economies of scale, just as changes in fees over time would seem to be relevant to their resulting disproportionality to services rendered. Here, Plaintiffs' original complaints were filed in April 2004, making damages recoverable for part of 2003 and part of 2004. Plaintiffs' claims adequately encompass this time period, and they should not be dismissed simply because they also cover a wider period of time.

In addition to their criticism of Plaintiffs' reliance on the funds' assets at year end, Defendants make a number of additional attacks on the accuracy of Plaintiffs' charts and comparisons. Defendants contend that Plaintiffs' comparison of the fees for the eight mutual funds at issue to average pension fund fees is inappropriate, because pension funds are different from mutual funds. As Defendants point out, at least one other district court has found such a comparison to be irrelevant. *See Strougo v. BEA Assocs.*, 188 F. Supp. 2d 373, 384 (S.D.N.Y. 2002). This Court disagrees. Defendants may be correct as to the differences between pension

[3] In a case cited by Defendants as support for their argument, *In re AllianceBernstein Mut. Fund Excessive Fee Litig.*, the trial court dismissed a complaint for failing to plead facts demonstrating excessive fees for the one-year period prior to the commencement of the litigation. 2006 WL 77439 at *2 (S.D.N.Y. 2006). In *AllianceBernstein*, the plaintiffs' allegations were based upon an earlier time period, which included only four months of the applicable one-year period. *Id.* Here, however, many of Plaintiffs' allegations cover a broader, earlier period of time *in addition to* the applicable one-year period prior to the commencement of this suit.

and mutual funds; however, the Court must view all well-pleaded facts in the light most favorable to Plaintiffs in its consideration of the motion to dismiss. It would be inappropriate for the Court to examine such an attack on the accuracy of Plaintiffs' allegations and methodology at this stage, and the Court declines to do so.

Defendants similarly assert that Plaintiffs' comparisons of the fees for the eight mutual funds at issue to average fees charged for peer mutual funds are irrelevant to Plaintiffs' claims, as they fail to establish a disproportionality between the fees charged and the services rendered to each of the eight funds. While these comparisons alone might fail to establish such a disproportionality, however, they support Plaintiffs' other, various allegations that the fees Defendants charged for advising and managing the funds at issue were excessive in relation to the services Defendants provided. Defendants' argument constitutes a challenge to the weight and accuracy of Plaintiffs' allegations, which does not warrant dismissal of Plaintiff's claims.

Finally, Defendants argue that Plaintiffs erroneously analyze 12b-1 distribution fees on a fund-level, rather than on a class-level for each fund. Defendants similarly argue that transfer agency fees should be calculated on the basis of the number of accounts handled by a particular fund, and not on the basis of fund assets, as Plaintiffs have done. These arguments constitute yet another challenge to the correctness of Plaintiffs' allegations and methodology, which, as discussed above, does not justify dismissing Plaintiffs' lawsuit.[4]

Although Defendants contend that many of Plaintiffs' allegations are based upon false premises or incorrect methodologies, Defendants have failed to demonstrate that the allegations are contradictory or not well-plead, and the Court must therefore accept Plaintiffs' allegations as

[4] Defendants also correctly note that they may be held liable under section 36(b) only with respect to fees that they actually received. *See* 15 U.S.C. § 80a-35(b)(3). At this stage, Plaintiffs have sufficiently plead that Defendants received 12b-1 fees for each of the eight funds at issue. To the extent that the evidence later shows that Defendants were not the actual recipients of any alleged fees, Defendants will not be held liable with respect to such fees.

true and view them in the light most favorable to Plaintiffs. These allegations, which include fund-specific claims pertaining to the excessiveness of fees in relation to the advisory and management services provided to the funds, are sufficient to state a claim for breach of fiduciary duty under section 36(b). Accordingly, Defendants' Motion to Dismiss is **DENIED**.

III. MOTION TO COMPEL

In their Motion to Compel Production of Documents and Rule 30(b)(6) Deposition, Plaintiffs seek six categories of documents, including: (1) minutes of Board of Directors meetings for the eight funds at issue; (2) materials provided to the Directors in connection with these meetings; (3) other materials relating to the eight funds at issue that were provided to the Directors, and any other communications between Defendants and the Directors relating to the eight funds; (4) documents relating to Defendants' or their affiliates' internal procedures or policies for servicing the eight funds; (5) contracts between the eight funds and Defendants or their affiliates, and contracts between the funds or Defendants and intermediates who sell shares of the funds; and (6) contracts between Defendants or their affiliates and institutional clients to which they provide investment advisory services. In addition, Plaintiffs seek a Rule 30(b)(6) deposition covering topics such as Defendants' structures and policies, the operation of Defendants' Boards of Directors, service agreements between Defendants and their clients, Defendants' financial status, and governmental investigations into Defendants' assessment of advisory fees to mutual funds.

Several of Defendants' arguments in opposition to Plaintiffs' motion to compel discovery have been rendered moot by the Court's previous decision allowing Plaintiffs to file their Second Amended Consolidated Complaint, as well as the Court's denial of Defendants' Motion to Dismiss, as set forth above. However, Defendants' contention that Plaintiffs' requests are excessive and overbroad remains applicable, and the Court agrees that Plaintiffs' requests should be limited in two respects.

First, Defendants contend that Plaintiffs seek discovery for a period of fifteen years, despite the fact that section 36(b) provides for recovery only with respect to fees charged for the one-year period before an action is commenced. That Plaintiffs can only recover damages for this one-year period does not mean, however, that evidence relating to any time outside of this period is irrelevant. Plaintiffs are correct that such evidence, relating to periods prior to the one year before this action was commenced, is relevant to the growth of the funds over time in relationship to the nature of the services rendered by Defendants, as well as to Plaintiffs' analysis of economies of scale. Plaintiffs' request for discovery covering a fifteen year period, however, is unjustifiably burdensome and excessive. Accordingly, except as otherwise agreed by the parties, Plaintiffs' discovery requests are **LIMITED** to the period of five years immediately prior to the filing of Plaintiffs' complaints.

Second, Defendants contend that Plaintiffs' requests seek discovery concerning over one hundred funds of different types, in spite of the fact that only eight funds are at issue in the instant case. Specifically, Defendants point out that subject areas 4, 5, 7, and 8 of Plaintiffs' requested Rule 30(b)(6) deposition call for discovery pertaining to all funds or investments serviced by Defendants. The Court agrees with Defendants in part. Subject area 4 pertains to Defendants' document retention policies and practices, while subject area 5 involves the operation of Defendants' Boards of Directors. Neither of these topics is relevant as to funds other than the eight funds at issue here, and Plaintiffs' requests with respect to subject areas 4 and 5 are accordingly **LIMITED** to these eight funds. Conversely, subject area 7 relates to agreements between Defendant and its other clients, while subject area 8 covers Defendants' agreements relating to the marketing, sale, and distribution of mutual funds. Because a comparison of the fees Defendants charge to other clients for equivalent services is relevant to their alleged breach of fiduciary duty, as discussed above, the Court declines to limit subject areas 7 or 8 to the eight funds at issue in this case.

IV. CONCLUSION

Defendants' Motion to Dismiss is **DENIED**. Plaintiffs' Motion to Compel Production of Documents and Rule 30(b)(6) Deposition is **GRANTED IN PART**, and Defendants are **ORDERED** to produce the requested documents and Rule 30(b)(6) deponent(s), subject to the limitations set forth above.

IT IS SO ORDERED.

SIGNED this 5th day of June, 2006.

KEITH P. ELLISON
UNITED STATES DISTRICT JUDGE

TO INSURE PROPER NOTICE, EACH PARTY WHO RECEIVES THIS ORDER SHALL FORWARD A COPY OF IT TO EVERY OTHER PARTY AND AFFECTED NON-PARTY EVEN THOUGH THEY MAY HAVE BEEN SENT ONE BY THE COURT